03 October 2007

CADBURY TREBOR BASSETT PROPOSES RESTRUCTURING OF
UK CHOCOLATE MANUFACTURING

Cadbury Trebor Bassett today announced proposals to restructure its UK chocolate manufacturing in order to achieve greater supply chain efficiencies.

In order to continue to grow and remain competitive in the future we need to operate more effectively and reduce costs. Therefore, we are proposing a phased closure of our Keynsham chocolate factory from 2009 to 2010, affecting all 500 employees.

Chocolate production from Keynsham would move to both our Bournville factory and to our sister factory in Poland, with the Bournville site receiving an additional £40m investment.

This investment would enhance Bournville’s status as a centre of excellence for chocolate production, and enable greater efficiencies within the site’s chocolate assortment production.

It is also proposed that some chocolate assortment production would move from Bournville to Poland in 2008. This, together with an ongoing efficiency improvement plan would result in a reduction of approximately 200 jobs in Bournville from 2008 to 2010. It is hoped that any phased redundancies can be achieved voluntarily.

Our other two UK chocolate manufacturing sites at Chirk in North Wales and Leominster, Herefordshire are unaffected by this proposal.

We are now entering into full and detailed consultation with our employees at both sites. We are committed to treating our people with sensitivity and consideration in line with our values. Under these proposals significant resources will be made available to help employees to find new jobs, retrain those who would want to learn new skills and provide independent financial advice.

Trevor Bond, Managing Director, commented:
“Cadbury is a great British company which has become an international success. In order to continue to compete in the extremely competitive confectionery industry in the future we need to make the right decisions today.

Whilst the proposed closure of our Keynsham factory will be difficult for those affected our ongoing commitment to manufacturing in the UK is absolute. Our significant investment in Bournville is a testament to that.”

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